Exhibit 12.1

Starwood Hotels & Resorts Worldwide, Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
(Dollars in millions, except ratio)	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$782	$828	$618	$425	$335
Income related to equity method investees	(27)	(26)	(25)	(11)	(10)

	755	802	593	414	325
Add/(deduct):
Fixed charges	138	147	215	283	298
Interest capitalized	(5)	(7)	(7)	(42)	(30)
Amortization of capitalized interest	10	23	66	19	8
Distributed income of equity method investees	39	30	28	22	59
Noncontrolling interest in pre-tax loss (income)	—	—	—	2	2

Earnings available for fixed charges	$937	$995	$895	$698	$662

Fixed charges:
Interest and other financial charges	$98	$103	$172	$203	$237
Interest factor attributable to rentals (a)	35	37	36	38	31
Interest capitalized	5	7	7	42	30

Total fixed charges	$138	$147	$215	$283	$298

Ratio of earnings to fixed charges	6.79	6.77	4.16	2.47	2.22

Notes:

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.